Exhibit 99.1

YAMANA GOLD ANNOUNCES RESULTS OF THE CERRO MORO FEASIBILITY STUDY
--Reduced initial capital expenditure providing significant returns--

TORONTO, ONTARIO, April 29, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced the results of the updated feasibility study for the Cerro Moro project located in Santa Cruz province of Argentina.  The Company acquired Cerro Moro in August 2012 and subsequently updated the existing feasibility to ensure consistency with the Company’s stated focus on cash flow generation and disciplined capital allocation.

KEY HIGHLIGHTS

•	Annual production of 150,000 gold equivalent ounces (“GEO”)(1) for the life of mine (“LOM”).
•	LOM cash costs(2) of $352 per GEO; all-in sustaining cash costs (“AISC”)(2,3) of $525 per GEO.
•	Throughput rate of 700 tonnes per day (“tpd”).
•	Initial capital expenditure of $126 million.
o	Detailed engineering has commenced to further refine capital assumptions
•	Sustaining capital estimate for the LOM of $174 million or $116 per GEO, which is included in AISC.
o	$133 million of this is for underground development.
•	Small open pits for the first three years followed by the development of underground areas.
•	Process plant to be built in two phases:
o	First phase to recover metal from a high grade gravity concentrate; and
o	Second phase, after year three, will add flotation to increase recoveries.
•	Development of the underground areas and second phase plant capital will be fully funded through cash flow
•	Detailed engineering and pre-development work continues with a construction decision expected before the end of 2014.
•	With a positive construction decision later this year, production would begin in the first half of 2016.
•	Expected to generate significant cash flow and free cash flow;
o	Potential to increase cash flow by approximately 10%.
•	Very robust value and returns expected to be generated.

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.
Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q12014 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

SUMMARY OF FEASIBILITY STUDY ESTIMATES
	Years One to Three	Years Four to Ten	LOM
Throughput (tpd)	700	700	700
GEO Grade (g/t)	23.0	15.0	16.5
Recoveries Gold/Silver (%)	85/85	95/93
Annual Production (GEO)	150,000	150,000	150,000
Cash Costs per GEO	$331	$363	$352
All-in sustaining cash costs per GEO	$539	$524	$525

The Cerro Moro feasibility study was completed by GR Engineering Services Limited of Perth, Australia.  The study purposely focused on a small, manageable project from the perspectives of low capital expenditure and operating simplicity that would permit a short construction period with proven technologies.  The size of the project is consistent with the Company’s prudent approach to growth and disciplined capital allocation methodology, and will mitigate the risk of price inflation uncertainties of a longer construction period, minimize the need to import equipment, and leverage the expertise of the in country labour with proven and tested operating methodologies and equipment.

The study contemplated a series of small open pits in the initial three years of production followed by a sequence of underground mines with development on the Escondida, Gabriela, Martina and Zoe veins.  Mine production rates would progressively change from open pit to underground during years three to six.  Expected mine production is based on the following mineral reserves:

	Tonnes	Gold	Contained Gold	Silver	Contained Silver	GEO	GEO
	(000's)	(g/t)	oz. (000's)	(g/t)	oz. (000's)	(g/t)	oz. (000's)
Total Probable Mineral Reserves	1,954	11.38	715	648.3	40,723	24.34	1,529
Note: Refer to the Mineral Reserves and Resources table available at www.yamana.com.  Mineral reserves at Cerro Moro were estimated using $950 per ounce of gold and $18.00 per ounce of silver.

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MINING AND PROCESSING METHODS

The process plant has been designed to be constructed in two phases.  Phase one will include crushing, grinding and gravity recovery circuits.  The high grade concentrate recovered will be reground and intensively leached with cyanide.  Electrowinning will be used to recover the precious metals which will be smelted on site to produce a gold/silver doré.

Phase two adds a flotation circuit and a Merrill-Crowe plant to recover the remaining metal left after phase one and is expected after year three.  This plant will be sized to allow retreatment of tailings accumulated during phase one.  Extensive metallurgical testing indicates that once this plant is completed the recoveries are expected to rise to 95% gold and 93%.

Power for the processing plant and mines would be generated on site with diesel generators producing a total of 7.2 megawatts (“MW”) at an average cost of $0.36 per MW.

Production during the LOM is expected to average approximately 150,000 GEO per year over a 10 year mine life with approximately 700,000 ounces of gold and 40 million ounces of silver for a total expected LOM production of 1.5 million GEO.  Average grades during the first three years of production are expected to be approximately 23 g/t gold equivalent and average approximately 15 g/t gold equivalent thereafter.  Recoveries are estimated at 85% for both gold and silver during the first three years of production and 95% for gold and 93% for silver after phase two and the addition of a CIL circuit.

CAPITAL EXPENDITURES AND OPERATING COSTS

Initial capital expenditure estimates for the project are $126 million which would be spent beginning in 2015 and mostly in 2016.  Detailed engineering has commenced to confirm assumptions and further refine capital costs.  Although the total capital, once the process is completed, is not expected to exceed $150M.  Detailed engineering will also include the consideration of efficiencies and optimizations that could improve economics.

An additional $27 million of capital expenditure is estimated to be required in year three of production for the completion of phase two.  Sustaining capital for the LOM is estimated at $174 million or $116 per GEO. The majority of the estimated sustaining capital, $133 million, is for underground mine development and is expected to peak in year three at $28 million and average approximately $15 million per year during the life of the underground mines.  All capital for phase two including plant capital and underground mine development will be fully funded through cash flow.

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All of the construction capital estimates are based on current Argentina costs for labor and materials such as concrete, sheet steel and rod steel.  LOM cash costs average $352 per GEO and AISC average $525 per GEO.  Capital and operating cost estimates are based on an exchange rate of 8.0 Argentine Pesos to the United States Dollar.

PROJECT ECONOMICS

Based on a LOM gold price of $1,300 per ounce and a silver price of $20 per ounce and a discount rate of 5% the project is expected to create significant value and generate very robust returns.  The project is expected to positively contribute to cash flow per share with the potential to increase cash flow by over 10% once in production, or 20% based on 2013 cash flow levels.

Yamana is currently in contract negotiations to finalize an engineering, procurement and construction management (“EPCM”) contract for the Cerro Moro project with a timeline to commence detailed engineering of the process plant facility in May.

Along with the feasibility study results, the knowledge gained through the pre-development and the detailed engineering will support a construction decision which is expected before the end of 2014.  Based on a positive construction decision, production would begin in the first half of 2016.

Qualified Person

Darcy Marud, P.Geo., Executive Vice President, Enterprise Strategy for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

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The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

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